_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 40 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 115    Excerpt from employee newsletter distributed
                    September 20, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  September 20, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                   Page
___________    ____________________________________________   ____

Exhibit 115    Excerpt from employee newsletter distributed
               September 20, 1996.

                                                      Exhibit 115

[Excerpt from employee newsletter distributed September 20, 1996]

            CERTIFIED SHAREHOLDER VOTE COUNT RECEIVED

     On Tuesday, Sept. 17, KCPL received the certified vote count from the Special Meeting of Shareholders held Friday, Aug. 16. The certified count reveals that 23,581,467 shares approved the KCPL/UtiliCorp merger, which is roughly 47.5 percent of the shares voted at that meeting.

     Voting against the merger were 25,150,026 shares, or 50.1 percent of those voting. About 1.8 percent abstained.

     The KCPL/UCU merger agreement was officially terminated at the close of business on Wednesday, Sept. 18.

     While KCPL did not receive the necessary majority to proceed with its merger plans, that does not mean Western Resources' tender offer will succeed. With only 40 percent of all KCPL outstanding shares opposing the UCU merger, it's difficult to see how Western could possibly get close to satisfying the condition to its tender offer that requires acceptance by the owners of 90 percent of KCPL's shares.

     Never was this an either/or proposition for KCPL shareholders. They were not asked to choose between UtiliCorp and Western Resources. Rather, they were asked to vote for or against a specific plan to merge KCPL and UCU.

     Although the UCU merger plan will not now move forward, KCPL's Board of Directors continues to reject Western's hostile exchange offer and advises shareholders not to tender their shares.


                              #####

         JENNINGS BRIEFS MANAGERS ON NEXT STEPS FOR KCPL

     "Life must go on."

     Noting that KCPL did not receive the necessary shareholder vote to move ahead with its UtiliCorp merger, CEO and President Drue Jennings opened a Sept. 16 special meeting with managers, saying the company must now regroup and aggressively review its options for growth.

     "The merger with UtiliCorp was a large part of our plan for our future," he said. "But it was not THE plan. The road we're on today is precisely the same one we've been on. This road will take us where we intended to go all along. The UtiliCorp merger would have allowed us to get there much more quickly, but we will still get there.

     "The fact of the matter is," he added, "we're not going to merge with UtiliCorp. We put a lot of time and a lot of money into that agreement, and it's a shame it did not pay off with a victory."

     In acknowledging that KCPL and UCU will not merge, Jennings urged managers to take pride in themselves, in their co-workers and in the company. Recognizing that KCPL received tremendous support from customers, stockholders and the community, he said, "Even with all the distractions we've had this year, we performed well as a company. That's a tribute to the pride employees take in what we do, as well as a tribute to management and to the processes that have been put in place."

     While the company's destination remains the same, the path it takes to get there must still be mapped out. "That's what we must do -- and do rapidly," he explained. "As we've been saying for some time now, we have to implement plans that do not depend on an out-of-date regulated environment. And we're going to do just that."

     Jennings assured managers that the company will continue to seek efficiencies and manage costs. "We're not looking for a fast weight loss regimen," he said, "but a cultural shift. We'll either make that happen or we won't be able to compete in the marketplace.

     "If you're disappointed," he added, "so am I. But I'm also optimistic. If we think we've got a great shot at getting where we need to go, believe me, we will get there.

     "I hate losing. But I'd rather be proud of where I am today than to win a battle and not be proud of what I had to do to get there. And I say that in all sincerity. Never have I been more proud of our company or more enthused about what we're going to do. We've been put to an acid test, but our people didn't crumble.

     "Thanks for being who you are."

EDITOR'S NOTE: WATCH LIGHTLINES AND OTHER COMPANY MEDIA FOR
INFORMATION ON THE COMPANY'S PLANS AS THEY UNFOLD. IF YOU HAVE
QUESTIONS, PLEASE CALL THE EMPLOYEE MERGER HOTLINE AT 1-800-718-8788.

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